FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated December 12, 2018

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit (publ)
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63
SE-101 23 Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

This report on Form 6-K is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-221336) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

SEK announces organizational changes

Stockholm, December 12, 2018 — Effective January 1, 2019, SEK will make certain organizational changes, including the creation of three new positions: Executive Vice President, Strategic Partnerships and Relationships; Chief Financial Officer; and Head of Business Development, Business Support and Transformation.

Per Åkerlind, Executive Vice President and Head of Treasury & Capital Management at SEK, will take the role of Executive Vice President, Strategic Partnerships and Relationships. Stefan Friberg, Chief Risk Officer at SEK, will take the role of Chief Financial Officer. Susanna Rystedt, Chief Administrative Officer at SEK, will take the role of Head of Business Development, Business Support and Transformation. The current positions of Head of Treasury & Capital Management and Chief Administrative Officer will be eliminated. The Finance and Administrative Office units will merge and report to the Chief Financial Officer. Until further notice, Irina Slinko will be acting Chief Risk Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 12, 2018

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ) (Swedish Export Credit Corporation)

By:	/s/ Erik Hådén
Erik Hådén, Senior Director, Head of Treasury

By:	/s/ Per Åkerlind
Per Åkerlind, Executive Vice President and Head of Treasury & Capital Management